SCHEDULE 13D

CUSIP NO. 203233101	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CommonWealth REIT

(Name of Issuer)

Common Stock

(Title of Class of Securities)

203233101

(CUSIP Number)

Jonathan D. Wasserman, Esq.

EGI-CW Holdings, L.L.C.

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

With a Copy to:

David Fox, Esq.

Thomas W. Christopher, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP NO. 203233101

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 203233101	Page 2 of 7

1	NAME OF REPORTING PERSON EGI-CW Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,047,618
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,047,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,047,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.14%*
14	TYPE OF REPORTING PERSON OO

*	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 128,966,467 shares of beneficial interest outstanding as of May 27, 2014, as provided to the Reporting Persons by the Issuer.

SCHEDULE 13D

CUSIP NO. 203233101	Page 3 of 7

1	NAME OF REPORTING PERSON EGI Fund (11-13) Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,047,618
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,047,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,047,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.14%*
14	TYPE OF REPORTING PERSON OO

*	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 128,966,467 shares of beneficial interest outstanding as of May 27, 2014, as provided to the Reporting Persons by the Issuer.

SCHEDULE 13D

CUSIP NO. 203233101	Page 4 of 7

1	NAME OF REPORTING PERSON Chai Trust Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,047,618
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,047,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,047,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.14%*
14	TYPE OF REPORTING PERSON OO; HC

*	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 128,966,467 shares of beneficial interest outstanding as of May 27, 2014, as provided to the Reporting Persons by the Issuer.

SCHEDULE 13D

CUSIP NO. 203233101	Page 5 of 7

This Amendment No. 1 to the Schedule 13D (this “Amendment”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real investment trust (the “Issuer”) and amends the Schedule 13D filed on March 27, 2014 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”). The address of the Issuer’s principal executive offices is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D. This is the final amendment to this Schedule 13D and an exit filing for the Reporting Person.

This Amendment is being filed to amend Item 3, Item 4, Item 5 and Item 6 of the Schedule 13D as follows:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended by adding the following thereto:

On May 23, 2014, (i) at a special meeting of shareholders of the Issuer, the following seven individuals, who were nominated for election to the Board of Trustees of the Issuer by Corvex and Related, were elected as Trustees of the Issuer: James Corl, Edward Glickman, David Helfand, Peter Linneman, Jim Lozier, Kenneth Shea and Samuel Zell; (ii) Mr. Zell was appointed Chairman of the Board Trustees of the Issuer; and (iii) Mr. Helfand was appointed Chief Executive Officer of the Issuer (collectively, the “New Board Election”). As a result of the New Board Election, the C/R Agreement terminated on May 27, 2014, in accordance with its terms, except Section 3 thereof, which survived such termination and continued in effect in accordance with its terms, and Section 8 thereof. Under Section 3 of the C/R Agreement, the Options may be exercised by EGI-CW, in whole or in part, at any time and from time to time, until the 60th calendar day following the date of the New Board Election and the date on which all court, arbitral and other challenges to such elections and appointment have been finally and favorably resolved in favor of the Slate, Mr. Zell and Mr. Helfand.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by deleting the fourth paragraph thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b) The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of 128,966,467 shares of beneficial interest outstanding as of May 27, 2014, as provided to Reporting Persons by the Issuer.

The Reporting Persons may be deemed to be the beneficial owner of 4,047,618 Shares (representing approximately 3.14% of the Issuer’s outstanding Shares).

Following the termination of the C/R Agreement, the Reporting Persons may not be deemed members of a “group” (within the meaning of Rule 13d-5 under the Exchange Act) with the Corvex/Related Persons. Each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended, (the “Exchange Act”) of all of the Corvex/Related Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates is the beneficial owner of any of such Corvex/Related Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D.

(c) There have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by any of the Reporting Persons or, to their knowledge, any other person or entity referred to in Item 2 of this Schedule 13D.

SCHEDULE 13D

CUSIP NO. 203233101	Page 6 of 7

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves and investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Chai Trust or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) On May 27, 2014, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

None, except for the R/C Agreement (incorporated herein by reference to Exhibit 32 of Amendment 15 to Schedule 13D filed with the SEC by Corvex and Related on February 11, 2014).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2014

EGI-CW HOLDINGS, L.L.C.

By:	/s/ Jonathan D. Wasserman
	Name:	Jonathan D. Wasserman
	Title:	Vice President

EGI FUND (11-13) INVESTORS, L.L.C.

By:	/s/ Philip G. Tinkler
	Name:	Philip G. Tinkler
	Title:	Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ Philip G. Tinkler
	Name:	Philip G. Tinkler